UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 31, 2022, Guardforce AI Co., Limited (the “Company”) issued a press release announcing that it has extended its contract as the automated teller machine (ATM) service provider for Government Savings Bank (GSB) in Thailand.. A copy of that press release is attached as Exhibit 99.1 hereto.

This current report of Form 6-K and the attached Exhibit 99.1 press release are incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission on January 5, 2022 and (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Securities and Exchange Commission on February 9, 2022.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release: Guardforce AI Extends Contract with Goverment Savings Bank in Thailand; Contract Valued in Excess of $19 Million over Three Years, May 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2022	Guardforce AI Co., Limited

By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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